EXHIBIT F

                         September 22, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sirs:

     I am Senior Counsel of Cinergy Services, Inc., the service company subsidiary of Cinergy Corp. ("Cinergy"), and am furnishing this opinion as an exhibit to Cinergy's Form U-1 Declaration filed with the Commission concurrently herewith under the Public Utility Holding Company Act of 1935 (the "Act") requesting authorization for Cinergy to issue (or purchase on the open market) and sell under Cinergy's Dividend Reinvestment and Stock Purchase
Plan, various Cinergy stock-based employee benefit plans and the 401(k) savings plans of Cinergy's subsidiaries, The Cincinnati Gas & Electric
Company and PSI Energy, Inc.(collectively, the "Plans"), from time to time through December 31, 2000, (1) the remaining shares of Cinergy common stock, $.01 par value per share, that are the subject of the Commission's order dated October 21, 1994 in File No. 70-8427 (Rel. No. 35-26146), consisting of 7,386,696 shares at September 1, 1995 (the "Remaining Shares"), and (2) up to an additional 15 million shares of Cinergy common stock (the "Additional
Shares" and, together with the Remaining Shares, the "Shares").

     In connection with this opinion, I have reviewed or caused to be reviewed the Declaration and such other documents and records as I deemed necessary or appropriate in order to give this opinion.

     The transactions proposed in the Declaration are subject to (1) receipt of an appropriate order or orders of the Commission under the Act, and (2) due issuance of the Shares (in the case of Shares not purchased on the open market) and receipt of full payment therefor.

     Subject to the foregoing, I am of the opinion that in the event that the proposed transactions are consummated in accordance with the Declaration (including as it may hereafter be amended):

     (a) All state laws applicable to the proposed transactions will have been complied with.

     (b) Cinergy is validly organized and duly existing under the laws of the State of Delaware.

     (c) Those Shares to be purchased on the open market on behalf of the participants in the Plans are validly issued, fully paid and nonassessable. Those Shares to be issued directly by Cinergy to participants in the Plans will be validly issued, fully paid and nonassessable. In both cases, the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in Cinergy's Certificate of Incorporation.

     (d) The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

     I am a member of the Ohio Bar and do not hold myself out as an expert on the laws of any other state. As to matters involving the laws of the State of Delaware, I have made or caused to be made a study of such laws to the extent relevant to this opinion. This opinion does not address the potential applicability to the proposed transactions of any state securities or Blue
Sky laws.

     I hereby consent to the filing of this opinion as an exhibit to the Declaration.

                              Very truly yours,

                              /s/ Jerome A. Vennemann
                                  Senior Counsel

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